August 18, 2005

BY EDGAR

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re        July 15, 2005 Comment Letter to M-Wave, Inc. Form 8-K dated June 29, 2005; and July 22, 2005 Response Letter from M-Wave, Inc.; File No. 000-19944

Dear Mr. Mancuso:

            On July 22, 2005, our then CEO, Jim Mayer, filed a letter on our behalf as a response to your July 15, 2005 comment letter.  On further reflection, we have determined that we need to retract and clarify several statements in Mr. Mayer’s July 22 letter, as described below.

            1.  We have now determined that our former director Mr. Thomas K. Cox did not express any disagreement with any of our non-executive directors.  As a result, we retract the sentence that stated, “Prior to his resignation, Mr. Cox also expressed disagreements with other director(s).”

            2.  According to Mr. Mayer, Mr. Cox has stated that White Pines Ventures LLC was in an ongoing liquidation.  However, we have not been able to independently verify that there is such an ongoing liquidation.  Moreover, Mr. Mayer first asserted this fact prior to the resignation of Mr. Cox, contrary to his statement in the July 22 letter.  Therefore, we retract the statement, “Shortly following the resignation, but prior to filing the 8-K, we also learned about an ongoing liquidation of Mr. Cox’s firm, White Pines Ventures LLC, by the SBA.”

            3.  In portions of the July 22 letter, it is stated that the disagreements with management were the work of our chairman, Carl Klein, to “preserve his control of fees … and control of legal business of M-Wave.”  Mr. Klein disputes those statements and the other non-executive directors have previously advised our executive officers that those statements are not true.  We would now like to clarify that those statements are allegations contained in a draft lawsuit threatened by Messrs. Turek and Mayer against the non-executive directors, and do not constitute statements by M-Wave.

            4.  In portions of the July 22 letter, it is stated that one of our directors, Jim Skelton, was “the director who is seeking to become CEO” and that “We believed that Mr. Skelton’s objection was an attempt to improve his chances to become CEO and an attempt to enhance his position in the threatened litigation.”  Mr. Skelton disputes those statements and both Mr. Skelton and the other non-executive directors have previously advised the executive officers that those statements are not true.  We would now like to clarify that those statements are allegations contained in a draft lawsuit threatened by Messrs. Turek and Mayer against the non-executive directors, and do not constitute statements by M-Wave.

            We apologize that we need to make the retractions and clarifications contained in this letter.  Given that, in your August 4, 2005 letter to M-Wave, you requested us to file a Form 8-K/A in any event, which we filed on August 17, 2005, we trust that any lack of clarity in our July 22 letter did not adversely affect your ultimate decision.  However, please let us know if this information results in any change in the comments contained in your August 4 letter.

Sincerely,

/s/ Joseph A. Turek

Joseph A. Turek

President